MHM
COUNT ON MHM

May 27, 2008

Email Delivery

To Board of Directors
Attn: Joseph Glusic
Magnum d'Or Resources

Re: Notice of Intent to Resign

Dear Mr. Glusic,

We hereby provide notice that Murrell, Hall, McIntosh & Co PLLP resigns as independent auditors for Magnum d'Or Resources (the Company), effective immediately.

Our resignation is not due to any disagreement with the Company or its management. We confirm that there are no "Reportable Events," as defined in Item 304(a)(v) of Regulation S-K as promulgated by the United States Securities and Exchange Commission, in connection with our resignation.

Please be advised that the Company is required to file a Form 8-K within four business days of receipt of this letter notifying the Company of our intent to resign.

Very truly yours,

Charles A. Gray

Charles A. Gray – Audit Partner
Murrell, Hall, McIntosh & Co., PLLP

CAG; rlm